Source: *Famatown Finance Limited*

September 01, 2022 19:19 ET

Presentation to the Management of International Seaways

NEW YORK, Sept. 01, 2022 (GLOBE NEWSWIRE) -- Famatown Finance Limited ("Famatown"), a company indirectly controlled by trusts settled by Mr. John Fredriksen[1] and a member of the Seatankers Group, which is the largest owner of shares of common stock, no par value ("Common Stock") of International Seaways, Inc. ("International Seaways") (NYSE:INSW) with ownership of approximately 16.6% of the outstanding Common Stock, has today made a presentation to certain members of the management team of International Seaways, following up on its May 10, 2022 letter to the Board of Directors. Famatown has released the presentation alongside the following statement:

"The Seatankers Group continues to believe International Seaways has an attractive platform with valuable assets and is well positioned to capitalise on the global recovery of the product and crude oil transportation market.

As stated in our letter to the Board of Directors on May 10, 2022, the Seatankers Group continues to encourage International Seaways to add two new Directors to its Board of Directors who are familiar with the Seatankers Group's proven approach for value creation. The Seatankers Group remains hopeful that we can continue to work collaboratively with the International Seaways Board of Directors to achieve this board representation and unlock shareholder value."

The presentation can be found at http://ml.globenewswire.com/Resource/Download/6dd2d2d3-5059-4b75-8bd9-6d8dbcdb09e3

Cautionary Statements
Statements contained in this press release that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "could," "may," "might," "should," "will" and similar words and specifically include statements relating to future financial performance and shareholder value. Forward-looking statements are aspirational and are not guarantees or promises that such expectations, plans, or goals will be met. They are also subject to numerous risks, uncertainties and assumptions that may cause actual results to vary materially from those indicated. Each forward-looking statement speaks only as of the date of the particular statement and we undertake no obligation to update or revise any forward-looking or other statements, except as required by law and notwithstanding any historical practice of doing so.

Investor & Media Contact:
Elena Varnava
elena.varnava@seatankers.com.cy
+ 357 25 858300

[1] The beneficiaries of the trusts are members of Mr. Fredriksen's family. Mr. Fredriksen is neither a beneficiary nor a trustee of the trusts. Therefore, Mr. Fredriksen has no economic interest in the Common Stock and Mr. Fredriksen disclaims any control over the Common Stock, save for any indirect influence he may have with the trustee of the trusts, in his capacity as the settlor of the trusts.

Attachments:

- 01-Seatankers - Creating Superior Shareholder Value.pdf

Seatankers

A Global Power House Within Marine Industries

Unlocking Value at International Seaways

SEATANKERS

September 2022

Disclaimer

This presentation and any of the information contained herein (this "Presentation") is for discussion and general informational purposes only and is not complete. This Presentation does not have regard for the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this Presentation, and should not be taken as advice on the merits of any investment decision. This Presentation is not an offer to sell or the solicitation of an offer to buy interests in any fund, account or investment vehicle managed by Seatankers Management Company Limited or any of its respective affiliates or representatives (collectively, "Seatankers") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Seatankers, and are based on publicly available information with respect to International Seaways, Inc. ("International Seaways" or the "INSW"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by International Seaways with the Securities and Exchange Commission (the "SEC"), and other sources.

Certain statements and information included herein have been sourced from third parties. Seatankers does not make any representations regarding the accuracy, completeness or timeliness of such third party statements or information. Except as may be expressly set forth herein, permission to cite such statements or information has neither been sought nor obtained from such third parties. Any such statements or information should not be viewed as an indication of support from such third parties for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. No contract, agreement, arrangement, commitment, relationship or understanding exists or shall be deemed to exist between or among Seatankers and any third party or parties by virtue of the furnishing of this Presentation.

Except for the historical information contained herein, the matters addressed in this Presentation are forward-looking statements that involve certain risks and uncertainties. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could," "should" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Forward-looking statements are subject to various risks and uncertainties and assumptions. There can be no assurance that any idea or assumption herein is, or will be proven, correct. If one or more of the risks or uncertainties materialize, or if Seatankers' underlying assumptions prove to be incorrect, the actual results may vary materially from outcomes indicated by these statements. Accordingly, forward-looking statements should not be regarded as a representation by Seatankers that the future plans, estimates or expectations contemplated will ever be achieved. There is no assurance or guarantee with respect to the prices at which any securities of International Seaways will trade, and such securities may not trade at prices that may be implied herein.

Seatankers reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Seatankers disclaims any obligation to update the information or expressed opinions contained herein.

Under no circumstances is this Presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

All registered or unregistered service marks, trademarks and trade names referred to in this Presentation are the property of their respective owners, and Seatankers' use herein does not imply an affiliation with, or endorsement by, the owners of such service marks, trademarks and trade names.

Seatankers[1] is the Central Advisor for the Fredriksen Group

SEATANKERS	18 Portfolio Companies[2]	7 US-listed Investments[3] in Portfolio	$32 Bn Enterprise Value Of Public Portfolio Companies[4]	>25K Employees in Portfolio Companies

Seatankers Focus Areas

Strategic Investments	Financial Investments
Shipping	Fund Investments
Oil Service	Public Equity
Industrials & Energy	Fixed Income and Treasury

Global Footprint


Oslo
Stockholm
London
Houston
Bermuda
Beijing
Cyprus
Singapore
Rio de Janeiro
Key Presence

Notes:

1. Seatankers refers to entities including Seatankers Management Company Limited, and, where applicable, its affiliates. The group investment advisors offer investment recommendations to the various boards of the group investment entities for their consideration. The investment entities are ultimately owned by trusts established by John Fredriksen for the benefit of his family members. Mr. Fredriksen is neither a beneficiary nor a trustee of the trusts. Therefore, Mr. Fredriksen has no economic interest in the investment entities or the portfolio companies (described below) and Mr. Fredriksen disclaims any control over such entities, save for any indirect influence he may have with the trustee of the trusts, in his capacity as the settlor of the trusts.
2. Portfolio company defined as companies where investment entities are indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family and has an equity ownership greater than 5% and with Representation on the Board, and comprising of Alta Trading, Archer, Avance Gas, Axactor, Bulk Infrastructure, Edda Wind, Flex LNG, Frontline, Golden Ocean, KLX Energy, Mowi, NorAm Drilling, Northern Drilling, Northern Ocean, Norwegian Property, SFL, ST Energy Transition and Valaris
3. US-listed investments comprised of Flex LNG, Frontline, Golden Ocean, KLX, SFL, ST Energy Transition and Valaris
4. Enterprise value defined as market capitalisation as of 30 June 2022 plus net debt (including leases), preferred equity and minority interests
5. Famatown Finance Limited is a group investment entity indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family

Seatankers’ Investment Philosophy Creates Value



Target the #1 Industry Position
Define Position in the Cycle and Invest Accordingly
Shareholder Alignment with Focus on Shareholder Returns
Lean and Efficient Operations
Supportive, Long Term Shareholder with Value Creation Mindset
SEATANKERS

Recent Public Involvements: Euronav

Famatown[1] acquires shares in Euronav

Price to Net Asset Value (NAV) (x)



1.20x
1.10x
1.00x
0.90x
0.80x
0.70x
0.60x
EURONAV
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
Apr-22
Jul-22

Indexed share price development



180
160
140
120
100
80
60
EURONAV
+60%(2)
Jan-21
Apr-21
Jul-21
Oct-21
Jan-22
Apr-22
Jul-22

On October 11th 2021, it was disclosed that Famatown had acquired a 5.5% stake in Euronav NV ("Euronav"). On April 7th 2022, Frontline and Euronav announced that the companies had signed a term sheet that had been unanimously approved by their Board of Directors and Supervisory Board, respectively, on a potential stock-for-stock combination between the two companies. On July 11th 2022, it was announced that Frontline and Euronav had entered into a definitive combination agreement.

Source: Fearnley Securities Equity Research, FactSet
1. Famatown Finance Limited ("Famatown") is an entity indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family
2. Return % includes dividends payments of $0.06/share in the period from investment was made October 8th 2021 until August 31st 2022

Recent Public Involvements: Valaris

Famatown[1] acquires shares in Valaris

Indexed share price development


VALARIS
200
180
160
140
120
100
80
Sep-21
Oct-21
Nov-21
Dec-21
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
+54%(2)

On December 9th 2021, Famatown announced a 5% ownership in Valaris Ltd. ("Valaris"). President and CEO of Valaris, Anton Dibowitz, commented "Valaris welcomes the interest and investment from Seatankers, who have extensive offshore drilling knowledge and experience…We look forward to a collaborative and long-term relationship". Following the AGM in June 2022, Famatown obtained Board representation in Valaris.

SEATANKERS

Source: FactSet
1. Famatown Finance Limited ("Famatown") is an entity indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family
2. Return % from December 9th 2021 until August 31st 2022

Seatankers' Portfolio Shipping Companies Are Industry Leading

Company	Listing Country	Initial Investment Year	Number of Vessels[1]	Core Sector	Overview
FRONTLINE	United States, Norway	1997	72	Tankers	▪ Frontline is a world leader in the international seaborne transportation of crude oil and refined products ▪ Frontline owns and operates one of the largest and most modern fleets in the industry, consisting of VLCCs, Suezmax tankers and LR2 / Aframax tanker
GOLDEN OCEAN	United States, Norway	2000[2]	97	Dry Bulk	▪ Golden Ocean Group Limited is a leading international dry bulk shipping company ▪ Golden Ocean is mainly operating in the Capesize, Panamax and Supramax segments
FLEX LNG	United States, Norway	2014	13	LNG	▪ Flex LNG is a liquefied natural gas ("LNG") shipping company with a fleet of thirteen fuel efficient, fifth generation LNG carriers ("LNGCs") ▪ The fleet consists of nine M-type, Electronically Controlled, Gas Injection LNG carriers and four Generation X Dual Fuel LNG carriers
Avance Gas	Norway	2013	17	LPG	▪ Avance Gas operates in the global market for transportation of liquefied petroleum gas ("LPG") ▪ Avance Gas is one of the world's leading owners and operators of very large gas carriers and operates a fleet of thirteen ships and four dual fuel LPG newbuildings due for delivery
SFL	United States	2003[3]	75	Diversified	▪ SFL has developed from a pure tanker owning company to one of the world's largest ship owning companies, with investments in the tanker, bulker, container and offshore segments and a significant charter backlog

Source: Company information
1. Including owned vessels, chartered vessels and newbuildings
2. Golden Ocean subsequently was listed on the Oslo Stock Exchange in 2004 after a spin-off from Frontline. Later in 2015, Golden Ocean merged with KTL, with KTL as the surviving entity and was dual-listed on the Oslo Stock Exchange and Nasdaq in the United States. KTL was established in 1996 (merged in 2014 with Frontline 2012 Dry Bulk).
3. Formed as a wholly owned subsidiary of Frontline in 2003, and was listed on NYSE in 2004.

Seatankers' Expertise Will Add Value to International Seaways

Seatankers will help achieve material value creation for all shareholders of International Seaways

1. **Capital Allocations Decision**
2. **Debt Refinancing**
3. **Cost Reduction**
4. **Chartering**
5. **Strategic Advice**

Letter to the Board of Directors of International Seaways

Urging the Board to add two new Directors and to constructively work together with the Seatankers Group with the ambition of unlocking shareholder value

NEW YORK, May 10, 2022 (BUSINESSWIRE) – Famatown Finance Limited ("Famatown"), a company indirectly controlled by trusts settled by Mr. John Fredriksen[1] and a member of the Seatankers Group, which is the largest owner of shares of common stock, no par value ("Common Stock") of International Seaways, Inc. ("International Seaways") (NYSE:INSW) with ownership of approximately 16.6% of the outstanding Common Stock, has issued an open letter to the Board of Directors of International Seaways.

The full text of the letter sent to the Board of Directors of International Seaways follows:

May 10, 2022

Dear Board Members,

The Seatankers Group holds significant interests within industries such as shipping and energy, oil services and diversified industrials. These investments include, among others, a strategic ownership position in 15 publicly listed companies where the Seatankers Group proactively works with the management team and rest of the Board with the ambition of creating shareholder value. Part of the Seatankers Group's DNA is to think and act like an investor with focus on value maximization for the shareholders at all times. Significant dividend distribution and value creation has been created through the Seatankers Group's involvement in public shipping companies over the last cycles.

The Seatankers Group accumulated a position in International Seaways with the view of the Company representing an attractive platform with exposure to a product and crude oil transportation market which is in the early stage of a global recovery. The Company's share price and return to shareholders has for a prolonged time underperformed relative to peers. With decades of experience and network in the maritime transportation industry, the Seatankers Group is confident it could help unlock further shareholder value in International Seaways.

The Seatankers Group was therefore extremely disappointed with International Seaways' recent implementation of a poison pill, which was adopted without shareholder approval and without any material dialogue with the Seatankers Group. This poison pill will hinder communication with shareholders regarding strategic decisions and will not allow shareholders to realize the full value of their investment.

The Seatankers Group's ambition with its ownership in International Seaways is still to create long-term shareholder value consistent with what it has been able to accomplish with its involvement with many other companies in the industry. To achieve this, the Seatankers Group urges International Seaways to add two new directors to its Board of Directors chosen in consultation with the Seatankers Group.

The addition of two Seatankers Group Directors will add value to International Seaways, which includes but is not limited to:

1. Capital Allocations Decision. Focus on the type, timing and amount of capital allocations, including when to focus on company growth and when to focus on return of capital to shareholders. The Seatankers Group has an outstanding track record of consistently over time making decisions with respect to capital allocations throughout the shipping cycles that are in the best interest of its portfolio companies and their respective shareholders.

2. Debt refinancing. Assist in refinancing existing debt. International Seaways has a higher financing cost than most relevant peers. The Seatankers Group has an extensive network of financing sources from which International Seaways could benefit and reduce its borrowing costs which will eventually benefit the shareholders.

3. Cost reduction. The Seatankers Group has ownership in a shipping and offshore fleet of more than 450 units and can provide advice on initiatives to reduce the vessel operating cost (OPEX) and other larger cost items.

4. Chartering. The Seatankers Group has extensive experience in deciding on the chartering strategy of large fleets and to balance spot exposure with adequate term coverage in light of where the industry is in the cycle.

5. Strategic Advice. Provide strategic advice to help guide the future direction of International Seaways with the overall ambition of maximizing shareholder returns.

1

Capital Allocation at the Right Times in the Cycle: Investing

Investing when markets are in a trough with strong financial support from Seatankers

LNGC Newbuilding Prices (USDm)


FLEX LNG
250
240
230
220
210
200
190
180
170
2015
2017
2019
2021

From early 2017 to 2018, Flex LNG entered into newbuilding contracts for 9 LNGCs at ~USD 180m per vessel and raised ~USD 625m in new equity, of which more than USD 200m was funded by affiliates of Seatankers

Dry Bulk Secondhand Price Index


GOLDEN OCEAN™
200
180
160
140
120
100
80
60
2013
2015
2017
2019
2021

In February 2021, Golden Ocean acquired 18 dry bulk vessels from Seatankers for USD 752m and raised USD 338m in a private placement of shares to part-finance the transaction, of which affiliates of Seatankers subscribed for USD 170m

Newbuilding Price Index


2012
FRONTLINE
200
190
180
170
160
150
140
130
120
2008
2010
2012
2014
2016
2018
2020
2022

In 2012, Seatankers set up Frontline 2012 as a vehicle to invest in fuel efficient eco-design newbuildings at historically low newbuilding prices. In 2012 and 2013, the company raised ~USD 1,000m in equity, of which affiliates of Seatankers funded ~USD 300m, and contracted 60 newbuildings in the dry bulk, tanker and LPG segments

Seatankers always stays true to its capital allocation strategy, investing at optimal times in the cycle

1

Capital Allocation at the Right Times in the Cycle: Returns

Shareholders have reaped the rewards through a high payout ratio when markets are strong

49% annualized return from 1998 – 2008, or 55x MOIC[(1)]



FRONTLINE
NOK 1,762/share distributed to shareholders in dividends over a ten-year period since listing on the Oslo Stock Exchange
180
160
140
120
100
80
60
40
20
0
1,750
1,500
1,250
1,000
750
500
250
0
Oct-98
Oct-99
Oct-00
Oct-01
Oct-02
Oct-03
Oct-04
Oct-05
Oct-06
Oct-07
Oct-08
Dividends NOK/s (lhs)
Share price NOK/s (rhs)
Cumulative dividends NOK/s (rhs)

Seatankers has an outstanding track record of capital allocation discipline – with the aim of maximising shareholder returns

SEATANKERS

Source: Bloomberg, Company information

1. Frontline return calculated post 1 for 10 reverse stock split effective on 26 October 1998. Dividends not assumed reinvested.

Shareholder Returns with Seatankers' Investment Philosophy

FRONTLINE


MOIC(x) over Hold Period(1)
16%
Annualized Return(2)
1.00x
34.10x
1998
2022
Hold Period

- World leading tanker shipowner
- Dividends paid[3]: $297.60/s
- Reference share price[3]: $11.86/s

FLEX LNG


26%
Annualized Return(2)
1.00x
5.99x
2014
2022
Hold Period

- World leading LNG shipowner
- Dividends paid[3]: $4.90/s
- Reference share price[3]: $33.07/s

SFL


9%
Annualized Return(2)
1.00x
4.71x
2004
2022
Hold Period

- Diversified industrial shipowner
- Dividends paid[3]: $28.55/s
- Reference share price[3]: $10.70/s

Golar LNG


18%
Annualized Return(2)
1.00x
8.48x
2001
2014
Hold Period

- Marine LNG infrastructure
- Dividends paid[3]: $12.63/s
- Reference share price[3]: $59.44/s

Seatankers has generated exceptional shareholder returns for its shipping companies

Source: Bloomberg, Company information

1. Multiple on Invested Capital (MOIC) presented on a gross basis. Flex LNG and SFL Corporation return calculated post share trading commencing on the Oslo Stock Exchange until 31 August 2022. Flex LNG return includes latest dividend announced. Golar LNG return calculated post share trading commencing on the Oslo Stock Exchange on 12 July 2001 until Seatankers exit announced 19 September 2014.
2. Represents total gross return from share price and dividends, with dividends reinvested into shares. Equity acquisitions and disposals by individual shareholders not considered in analysis, with total return presented on company basis
3. Dividends presented on a 100% basis by entity over the Hold Period. Reference share price per the share price at the end of the Hold Period.

1

Frontline Consistently Priced at a Premium to Peers and NAV

Price to NAV development[1]



P/NAV (x)
FRONTLINE
Tanker peers average
2.25x
2.00x
1.75x
1.50x
1.25x
1.00x
0.75x
0.50x
0.25x
0.00x
Jan-18
Jul-18
Jan-19
Jul-19
Jan-20
Jul-20
Jan-21
Jul-21
Jan-22
Jul-22

Capital markets value the Seatankers approach

Source: Fearnley Securities Equity Research

1. Peers include Euronav, DHT, International Seaways, Teekay Tankers, Nordic American Tankers, Okeanis Eco Tankers

2

Best in Class Access to Financing and Cost of Debt

Seatankers' extensive network of financing sources[1]



>$10 bn

DEBT OUTSTANDING[2] FROM

52

GLOBAL FINANCIAL INSTITUTIONS

Nordic Banks	Nordea	DNB	SEB	Danske Bank
International Banks	ING	ABN·AMRO	Credit Suisse	citi
Leasing	交银租赁 Bocomm Leasing	ICBC	中国华融资产管理股份有限公司 CHINA HUARONG ASSET MANAGEMENT CO., LTD.	
Export Credit Agencies	DBJ Development Bank of Japan Inc.	Korea Eximbank THE EXPORT-IMPORT BANK OF KOREA	中国进出口银行 THE EXPORT-IMPORT BANK OF CHINA	

Frontline's competitive margin of debt vs tanker peers[3]

Weighted average margin of debt %


2.15%
1.90%
3.41%
Frontline - Weighted average margin
Frontline - Most recent bank financing margin
Tanker peers average - Weighted average margin

Seatankers has best-in class access to debt financing and sources the best terms and conditions possible for its portfolio companies

SEATANKERS

Source: Fearnley Securities Equity Research / Company information
1. Only selected financing providers shown
2. Includes bank, leasing and export credit agency financing
3. Peers include Euronav, DHT, International Seaways, Teekay Tankers, Nordic American Tankers, Okeanis Eco Tankers. Weighted average margin of debt calculated per outstanding debt per Q1 2022 per facility and corresponding margin of debt

Strong Operational Capabilities Through a Large and Diversified Fleet

Seatankers' vessels are diversified across the shipping industry[1]


Crude tankers
61
Product and Chemical tankers
33
LPG carriers
17
LNG carriers
13
Dry bulk vessels
113
Car carriers
6
Container vessels
34
Total fleet
~270
>100,000 OPEX days annually. ~270 vessels under Frontline technical operating platform.


Seatankers ownership %(2)
45%
40%
37%
20%
77%

Seatankers' portfolio comprises of ~270 vessels and can provide advice on initiatives to reduce vessel operating costs and other large cost items

Source: Company information
1. Vessels included are owned vessels
2. Ownership percentage includes total return swaps where relevant

3

Running a Tight Ship with Strong Cost Control

Superior G&A costs versus peers(1) across the entire Seatankers portfolio



G&A USD per day per vessel
1,244
1,833
FRONTLINE
Tanker peers average
569
1,498
GOLDEN OCEAN
Dry Bulk peers average
1,382
2,627
Avance Gas
LPG peers average
1,912
3,542
FLEX LNG
LNG peers average

All of the Seatankers companies have materially lower overhead costs than their peer group

Source: Fearnley Securities Equity Research / Company information

1. Tanker peers include Euronav, DHT, International Seaways, Teekay Tankers, Nordic American Tankers, Okeanis Eco Tankers, Torm, Scorpio Tankers, Hafnia; Dry Bulk peers include Genco, Star Bulk, Eagle Bulk, Belships; LPG peers include BW LPG, Dorian LPG, Navigator Gas; LNG peers include Awilco LNG, Cool Company, Dynagas LNG Partners.

4

Seatankers Achieves Consistent Outperformance of Chartering Rates

VLCC achieved spot TCE past 3 years



USD per day
4.1%
Frontline outperformance1)
32,198
33,531
Tanker peers average
FRONTLINE

Suezmax achieved spot TCE past 3 years



USD per day
5.7%
Frontline outperformance2)
22,408
23,677
Tanker peers average
FRONTLINE

Seatankers has extensive experience in optimizing the chartering strategy of large fleets and balancing spot exposure with adequate term coverage in view of where the industry is in the cycle

Source: Fearnley Securities Equity Research / Company information

1. Peers include Euronav, DHT, and International Seaways
2. Peers include Euronav, International Seaways, Nordic American Tankers, and Teekay Tankers

5

Seatankers is Uniquely Positioned to Provide Sound Strategic Advice

Seatankers portfolio overview

SEATANKERS

Shipping

Golden Ocean
Ownership: 40%
MCap: $2.3bn
# of vessels: 97[1]

Flex LNG
Ownership: 45%
MCap: $1.5bn
# of vessels: 13[1]

Frontline
Ownership: 37%
MCap: $2.0bn
# of vessels: 72[1]

SFL
Ownership: 20%
MCap: $1.3bn
# of vessels: 75[1]

Avance Gas
Ownership: 77%
MCap: $0.4bn
# of vessels: 17[1]

Seatankers Fleet
Ownership: 100%
# of vessels: 27[1]

Oil Service

Valaris
Ownership: 7%
MCap: $3.2bn

Northern Drilling
Ownership: 41%
MCap: $0.1bn

Northern Ocean
Ownership: 39%
MCap: $0.1bn

Archer
Ownership: 14%
MCap: $0.1bn

Alta Trading
Ownership: 100%
MCap: n/a

NorAm Drilling Company
Ownership: 68%
MCap: $0.1bn

KLX Energy Services
Ownership: 5%
MCap: $0.1bn

Industrials & Energy

Mowi
Ownership: 15%
MCap: $12bn

Norwegian Property
Ownership: 100%
MCap: n/a

Axactor
Ownership: 46%
MCap: $0.2bn

Bulk
Ownership: 13%
MCap: n/a

Edda Wind
Ownership: 10%
MCap: $0.2bn

ST Energy Transition, Ltd.
Cap. raised: $0.3bn

Financial Investments

Fund Investments
Portfolio of funds and private equity investments

Public Equity
Portfolio of listed shares

Fixed Income & Treasury
Portfolio of bonds, mainly European and US
Cash and cash equivalents

Relationship with

- Investment Managers
- Leading Business Enterprises
- Investment Banks
- Industry Specialists

A global power house within marine industries

Source: Company information, Bloomberg.
Note: Market capitalisation for publicly listed companies as of 30 June 2022.

Note: Ownership percentage includes total return swaps where relevant.
1. Including owned vessels, chartered vessels and newbuildings

SEATANKERS